Exhibit 99.1

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS:
Current assets:
Cash		45,185	39,930	5,495
Restricted cash		1,271	914	126
Short-term investments	4	68,378	64,014	8,809
Accounts receivable, net	5	475,992	443,105	60,973
Prepayments and other current assets		108,354	115,849	15,940
Amounts due from related party	13	253	—	—
Total current assets		699,433	663,812	91,343
Non-current assets:
Property and equipment, net		14,635	11,869	1,633
Right-of-use assets, net		6,217	8,048	1,107
Intangible assets, net		82,818	69,248	9,529
Goodwill		65,481	65,481	9,010
Deferred tax assets		21,968	24,607	3,386
Other non-current assets	7	141,384	138,209	19,018
Total non-current assets		332,503	317,462	43,683
Total assets		1,031,936	981,274	135,026
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB446,146 and RMB420,067 (US$57,803) as of December 31, 2023 and June 30,2024, respectively):

Accounts payable		254,099	249,280	34,302
Accrued expenses and other current liabilities	8	108,132	61,972	8,528
Short-term debt	9	92,653	104,195	14,338
Short-term lease liabilities		3,906	3,942	542
Amounts due to related party	13	—	2,430	334
Total current liabilities		458,790	421,819	58,044

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB68,140 and RMB 84,344 (US$11,605) as of December 31, 2023 and June 30,2024, respectively):

Long-term debt	9	7,533	6,147	846
Long-term lease liabilities		1,434	3,433	472
Deferred tax liabilities		4,689	2,467	339
Other non-current liabilities		54,212	72,554	9,984
Total non-current liabilities		67,868	84,601	11,641
Total liabilities		526,658	506,420	69,685
Commitments and contingencies	12

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares ((US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 55,379,583 and 96,785,263 shares issued, and 55,379,583 and 96,785,263 shares outstanding as of December 31, 2023 and June 30, 2024, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)		43	46	6
Additional paid-in capital		1,885,142	1,899,380	261,363
Statutory reserve		—	14,994	2,063
Accumulated deficit		(1,376,530)	(1,444,059)	(198,709)
Accumulated other comprehensive loss		(2,466)	(616)	(85)
Total Quhuo Limited shareholders’ equity		506,189	469,745	64,638
Non-controlling interests		(911)	5,109	703
Total shareholders’ equity		505,278	474,854	65,341
Total liabilities and shareholders’ equity		1,031,936	981,274	135,026

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Revenues	3	1,736,317	1,619,938	222,911
Cost of revenues		(1,669,515)	(1,595,192)	(219,506)
General and administrative		(81,611)	(70,868)	(9,752)
Research and development		(6,645)	(4,939)	(680)
Gain on disposal of assets, net		8,916	7,022	966
Operating loss		(12,538)	(44,039)	(6,061)
Interest income		742	258	36
Interest expense		(2,323)	(2,301)	(317)
Other income/(loss), net		6,034	(3,055)	(420)
Loss before income tax		(8,085)	(49,137)	(6,762)
Income tax benefit	10	2,395	2,622	361
Net loss		(5,690)	(46,515)	(6,401)
Net income attributable to non-controlling interests		(3,958)	(6,020)	(828)
Net loss attributable to ordinary shareholders of Quhuo Limited		(9,648)	(52,535)	(7,229)
Loss per share:	11
Basic		(0.17)	(0.63)	(0.09)
Diluted		(0.17)	(0.63)	(0.09)
Shares used in loss per share computation:	11
Basic		56,441,811	83,289,067	83,289,067
Diluted		56,441,811	83,289,067	83,289,067
Other comprehensive loss:
Foreign currency translation adjustment		3,555	1,850	255
Comprehensive loss		(2,135)	(44,665)	(6,146)
Comprehensive income attributable to non-controlling interests		(3,958)	(6,020)	(828)
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(6,093)	(50,685)	(6,974)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of					Accumulated
	outstanding		Additional			other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Statutory	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	reserve	deficit	loss *	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	54,936,290	43	1,885,637	—	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Net income	—	—	—	—	3,334	—	3,334	2,674	6,008
Other comprehensive income	—	—	—	—	—	2,188	2,188	—	2,188
Exercise of employee share options	6,739,923	—	—	—	—	—	—	—	—
Share-based compensation	—	—	(495)	—	—	—	(495)	—	(495)
Balance as of December 31, 2023	61,676,213	43	1,885,142	—	(1,376,530)	(2,466)	506,189	(911)	505,278
Net loss	—	—	—	—	(52,535)	—	(52,535)	6,020	(46,515)
Other comprehensive income	—	—	—	—	—	1,850	1,850	—	1,850
Issuance of ordinary shares	41,405,680	3	14,238	—	—	—	14,241	—	14,241
Extracting surplus reserve	—	—	—	14,994	(14,994)	—	—	—	—
Balance as of June 30, 2024	103,081,893	46	1,899,380	14,994	(1,444,059)	(616)	469,745	5,109	474,854
Balance as of June 30, 2024 in US$	—	6	261,363	2,063	(198,709)	(85)	64,638	703	65,341
*	Accumulative other comprehensive loss includes foreign currency translation adjustment for the year ended December 31, 2023 and for six months ended June 30, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Cash flows from operating activities
Net loss		(5,690)	(46,515)	(6,401)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation		2,927	2,676	368
Amortization		10,128	9,385	1,291
Deferred income taxes		(8,356)	(4,861)	(669)
Share-based compensation		3,853	—	—
Gain on disposals of intangible assets		(8,916)	(7,023)	(966)
Changes in fair value of short-term investment		(1,339)	4,465	614
Others		(1,687)	1,074	148
Changes in operating assets and liabilities:
Amounts due from related party		—	253	35
Amounts due to related party		—	2,430	334
Accounts receivable		954	32,888	4,526
Prepayments and other current assets		(5,619)	(7,872)	(1,083)
Other non-current assets		(5,934)	3,174	437
Accounts payable		21,120	(4,819)	(663)
Accrued expenses and other current liabilities		(21,415)	(45,615)	(6,277)
Lease liabilities		(48)	204	28
Income taxes payable		(2,063)	326	45
Other non-current liabilities		(279)	18,342	2,524
Net cash used in operating activities		(22,364)	(41,488)	(5,709)
Cash flows from investing activities
Purchase of short-term investments		(60,000)	(530)	(73)
Proceeds from sales of short-term investments		62,500	530	73
Proceeds from refund of short-term investments		139	863	119
Other investing activities		3,443	204	28
Purchase of property and equipment		(1,262)	(353)	(49)
Acquisitions of intangible assets		(18,470)	(2,030)	(279)
Proceeds from disposals of intangible assets		19,131	12,418	1,709
Net cash provided by investing activities		5,481	11,102	1,528
Cash flows from financing activities
Proceeds from short-term debt		102,940	303,992	41,831
Repayments of short-term debt		(72,940)	(292,584)	(40,261)
Repayments of long-term debt		280	(1,013)	(139)
Proceeds from issuance		—	14,241	1,960
Net cash provided by financing activities		30,280	24,636	3,391
Effect of exchange rate changes on cash and restricted cash		770	138	18
Net increase/(decrease) in cash and restricted cash		14,167	(5,612)	(772)
Cash and restricted cash, at the beginning of year		101,023	46,456	6,393
Cash and restricted cash, at the end of year		115,190	40,844	5,621
Interest paid		1,325	2,096	288
Income tax paid		2,774	417	57

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). Quhuo Limited, is a holding company with no substantive operations of its own.

The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements were entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle the WFOE to receive a majority of its residual returns. In addition, the WFOE entered into an equity interest pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. The Company also agreed to provide unlimited financial support to the VIE for its operations.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standard Codification (“ASC”) topic 810, Consolidation (“ASC 810”).

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	43,690	23,931	3,293
Restricted cash	1,271	914	126
Accounts receivable	475,992	443,105	60,973
Prepayments and other current assets	66,777	95,226	13,104
Amounts due from related party	253	—	—
Total current assets	587,983	563,176	77,496
Non-current assets:
Property and equipment, net	14,517	11,779	1,621
Intangible assets, net	82,818	69,248	9,529
Operating lease right-of-use assets, net	6,217	8,048	1,107
Goodwill	65,481	65,481	9,010
Deferred tax assets	21,974	24,607	3,386
Other non-current assets	141,383	138,209	19,018
Total non-current assets	332,390	317,372	43,671
Total assets	920,373	880,548	121,167
LIABILITIES:
Current liabilities:
Accounts payable	247,188	247,811	34,100
Accrued expenses and other current liabilities	58,345	11,356	1,563
Short-term debt	92,653	94,195	12,962
Short-term lease liabilities	3,906	3,942	542
Inter-group balance due to Parent and WFOE	44,054	60,333	8,302
Amounts due to related party	—	2,430	334
Total current liabilities	446,146	420,067	57,803
Non-current liabilities:
Deferred tax liabilities	4,689	2,467	339
Long-term debt	7,533	6,147	846
Long-term lease liabilities	1,434	3,433	472
Other non-current liabilities	54,484	72,297	9,948
Total non-current liabilities	68,140	84,344	11,605
Total liabilities	514,286	504,411	69,408

The VIE’s net asset balance was RMB406,087 and RMB376,137 (US$51,759) as of December 31, 2023 and June 30, 2024, respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the six months ended June 30, 2023 and 2024, respectively:

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenue	1,724,336	1,561,087	214,813
Net income/(loss)	5,027	(37,556)	(5,168)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the six months ended June 30, 2023 and 2024, respectively:

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net cash used in operating activities	(30,836)	(30,556)	(4,205)
Net cash (used in)/provided by investing activities	(6,036)	26,523	3,650
Net cash provided by/(used in) financing activities	30,280	(16,082)	(2,213)
Effect of exchange rate changes on cash	218	—	—
Net decrease in cash	(6,374)	(20,115)	(2,768)

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2023. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, purchase price allocation and fair value contingent consideration with respect to business combinations, valuation allowance for deferred tax assets, share-based compensation and fair value of intangible assets acquired associated with non-monetary transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The functional currency of the Company, Quhuo BVI and Quhuo HK and Quhuo International is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2672 on June 28, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash, cash equivalents and restricted cash

Cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash mainly represents cash reserved in a bank account for legal liability.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. The Company’s accounts receivable are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of accounts receivable which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life - time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each half year based on the Company’s specific facts and circumstances.

Short-term investments

Short-term investments consist of investments in structured notes with original maturities of greater than three months, but less than twelve months and investment in alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The investment in the fund is redeemable on demand, subject to 30 days advance notice period.

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Leases

The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Company also made an accounting policy election to exempt short-term leases of 12 months or less form balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Leases (continued)

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company classifies these leases as operating leases in accordance with ASC 842-10-25-2. The Company records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and are recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Revenues

The following table presents the Company’s revenues disaggregated by revenue category.

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenue
On-demand delivery solution services	1,649,593	1,499,091	206,282
Mobility service solutions	58,518	100,491	13,828
Housekeeping services	25,719	15,973	2,198
Others	2,487	4,383	603
Total revenues	1,736,317	1,619,938	222,911

4.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in alternative investment fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Investment in fund	68,378	64,014	8,809

For the six months ended June 30, 2023 and 2024, the Group recognized other income related to its structured notes RMB119 and RMB29 (US$4), respectively, in the consolidated statements of comprehensive loss.

For the six months ended June 30, 2023 and 2024, the Group recognized unrealized loss on fair value change of the investment of RMB(1,027) and RMB(4,465) (US$614) as other loss, net in the consolidated statements of comprehensive loss, respectively.

5.Accounts Receivable

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	482,365	449,478	61,850
Less: allowance for doubtful accounts	(6,373)	(6,373)	(877)
Accounts receivable, net	475,992	443,105	60,973

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at beginning of year	(7,131)	(6,373)	(877)
Reversals	758	—	—
Balance at end of year	(6,373)	(6,373)	(877)

Substantially all of the Company’s accounts receivable as of December 31, 2023 and June 30, 2024 are aged within 90 days.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.Leases

The Company’s operating leases mainly related to our office premises and on-demand delivery service stations. The total lease cost for the six months ended June 30, 2023 and 2024 was RMB 19,439 and RMB 21,926 (US$3,017), comprised of operating lease expenses of RMB2,364 and RMB2,548 (US$351), and short-term lease expenses of RMB 17,075 and RMB19,378 (US$2,666) respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of June 30, 2024 was 2.25 years and 4.14%, respectively.

The operating cash flows used in operating leases was RMB2,388 and RMB2,213 (US$305) for the six months ended June 30, 2023 and 2024, respectively.

7.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Rental and industry customer deposits (1)	106,599	105,547	14,524
Prepayments	33,370	31,247	4,299
Long-term investments	1,415	1,415	195
Total other non-current assets	141,384	138,209	19,018
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded an allowance of nil and nil as of December 31, 2023 and June 30, 2024, respectively.

8.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Amounts due to third-parties	30,142	19,594	2,696
Income tax payables	11,121	11,447	1,575
Other tax payables	17,206	1,698	234
Salary and welfare payables	17,210	6,306	868
Deposits received from ride-hailing drivers	3,781	3,029	417
Purchase consideration payable	15,784	15,734	2,165
Others	12,888	4,164	573
Total	108,132	61,972	8,528

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2023 and June 30, 2024:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2023	June 30, 2024
			RMB	RMB	US$
Short-term loans
Short-term bank loans	3.20%-5.00%	0.5-1 year	89,920	101,328	13,943
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	2,733	2,867	395
Total			92,653	104,195	14,338

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2023 and June 30, 2024, the repayments of all short-term loans are guaranteed by certain accounts receivables, or specific subsidiaries of the Company.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2023 and June 30, 2024:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2023	June 30, 2024
			RMB	RMB	US$
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	2,733	2,867	395
Long-term debt, non-current portion	5.55% - 10.46%	3-4.5 years	7,533	6,147	846
Total			10,266	9,014	1,241

In December 2022, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB1,427 to purchase 12 vehicles for a total consideration of RMB1,737 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 48 months. The effective interest rate was 10.46% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

In May 2023 and December 2023, the Company entered into 3 agreements with third parties pursuant to which the Company borrowed RMB8,861 to purchase 83 vehicles for a total consideration of RMB9,052 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments in 36 to 54 months. The effective interest rates were 5.55% to 9.99% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

The weighted average interest rate for all the outstanding borrowings was approximately 5.10% and 4.36% as of December 31, 2023, and June 30, 2024 respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.Income Taxes

The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the“EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2023, Shanghai Quhuo and Nantong Runda qualified for the requirements of small and micro-sized enterprise, thus 25% of its first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) in 2020 and extended in 2023, thus it is eligible for a preferential tax rate of 15% from 2020 to 2025.

The Company recorded a tax benefit of RMB2,395 and RMB2,622 (US$361) for the six months ended June 30, 2023 and 2024, respectively. The income tax is primarily driven by nondeductible share-based compensation expenses and unbenefited losses from continuing operations. Furthermore, the Company’s effective tax rates from continuing operations were (30)% and (5%) for the six months ended June 30, 2023 and 2024, respectively. Changes in various permanent differences relative to our pre-tax loss from continuing operations had a favorable impact on the effective tax rate for the first six months ended June 30, 2024 compared to the same period prior year.

11.Loss Per Share

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net loss per share for the following periods:

	Six Months End June 30,
	2023	2024	2024
	RMB	RMB	US$
Basic Loss Per Share
Numerator:
Net loss attributable to ordinary shareholders	(9,648)	(52,535)	(7,229)
Denominator:
Weighted average number of shares outstanding	56,441,811	83,289,067	83,289,067
Loss per share - basic	(0.17)	(0.63)	(0.09)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding options and other participating securities were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

13.Related Party Transactions

Names of the related party	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a principal shareholder

Amounts due from/due to related party as of December 31, 2023 and June 30, 2024 were as follows:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related party:
Hainan Huiliu	253	—	—
Amounts due to related party:
Hainan Huiliu	—	2,430	334

Transactions with related party for the June 30, 2023 and 2024:

	Six Months End June 30,
	2023	2024	2024
	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	21,693	19,671	2,707

The Company received labor recruitment services from Hainan Huiliu recorded labor recruitment cost in cost of revenues.

14.Restricted Net Assets

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve of the Company’s PRC subsidiaries and pledged or collateralized accounts receivable and property and equipment of the VIE, totaling approximately RMB107,845 (US$14,840) as of June 30, 2024.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.Subsequent Events

On July 1, 2024, the Company entered into equity acquisition agreements with minority shareholders of Quhuo International Trade (HK) Limited, proposed to acquire an aggregate of 39.1% equity interest in Quhuo International.

Specifically, the Company (1) entered into an equity acquisition agreement with Lida Global Limited, proposed to acquire 9.46% equity interest in Quhuo International, which shall be paid by the Company by transferring its investment in a mutual fund, and (2) an equity acquisition agreement with Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited, proposed to acquire amount to 29.64% equity interest in Quhuo International by issuing a senior convertible promissory note.

All convertible notes were issued and made effective as of July 1, 2024, and converted to Class A ordinary shares on August 8, 2024, which resulting in an issuance of a total of 793,868,246 Class A Ordinary Shares.